Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd and Hangzhou Qianhui Electric Technology Co., Ltd Establish Cooperative Relationship to Enhance Two-Wheeled E-Charging Infrastructure

JIAXING, CHINA, June 30, 2025 (GLOBE NEWSWIRE) -- Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) (NASDAQ: HCAI), a comprehensive smart parking solutions and equipment structural parts provider with all operations through its operating subsidiaries in China, is pleased to announce the entry into a non-binding cooperative agreement with Hangzhou Qianhui Electric Technology Co., Ltd (“Hangzhou Qianhui”), a company that is involved in the two-wheeled e-charging business.

Background and Objectives of the Cooperative Relationship

This cooperative relationship is set against the backdrop of Hangzhou Qianhui’s three-year strategic development plan for the two-wheeled e-charging business. Hangzhou Qianhui brings to the table technologies, equipment, operational expertise, and market resources, with ambitions to expand its e-charging business through strategic acquisitions and self-development initiatives.

The objective of this cooperative relationship is to firstly acquire, develop, build and operate two-wheeled e-charging stations, with the goal of eventually fostering a larger-scale operation of two-wheeled e-charging stations. This initiative is designed to address the increasing demand for convenient and efficient charging solutions for electric two-wheelers, thereby contributing to the advancement of the urban transportation systems.

Scope of the Cooperative Relationship

Within the framework of this cooperative relationship, the Company will extend financial support by providing initial capital and subsequent phased investments contingent upon the business’s progress. Additionally, the Company will assist Hangzhou Qianhui with broadening its cooperation with local governments, securing venue resources, and optimizing its supply chain.

Hangzhou Qianhui will be responsible for executing the business operations, encompassing the procurement and self-construction of e-charging stations, as well as managing the charging platform. Hangzhou Qianhui is also tasked with ensuring the stability of the charging platform and developing value-added functionalities, such as advertising systems and user data analysis.

Business Model and Revenue Sharing

The cooperative relationship is structured on a clear delineation of responsibilities. The Company will offer financial resource, while Hangzhou Qianhui will handle technological and operational aspects of developing two-wheeled e-charging infrastructure. The Company can determine its equity interests based on its financial contributions and Hangzhou Qianhui.’s performance outcomes. Hangzhou Qianhui has pledged to meet the Company’s expectations regarding the payback period for individual e-charging stations.

Revenues will be distributed in accordance with actual performance and equity ratios, allowing both parties to share in the net profits generated by the e-charging business. The cooperative agreement between the Company and Hangzhou Qianhui may be further amended through supplementary agreements or mutual agreement between the parties.

Commitment to Innovation and Growth

This cooperative relationship signifies a budding step for both entities in their quest for innovation and growth in the urban transportation systems. By leveraging the Company’s financial resource and Hangzhou Qianhui.’s technical and operational expertise, the partnership aims to establish a more efficient and sustainable e-charging infrastructure that serves the interests of consumers and the environment alike.

“We are thrilled to enter into this cooperative relationship with Hangzhou Qianhui to propel the advancement of the two-wheeled e-charging business,” stated Bin Lu, spokesperson for the Company. “This collaboration will not only reinforce our position in the smart parking and e-charging market but also support the broader objective of advocating for green transportation solutions.”

About Huachen AI Parking Management Technology Holding Co., Ltd

Huachen AI Parking Management Technology Holding Co., Ltd is a Cayman Islands holding company with no operation on its own. The Company consolidates the financial results of its subsidiaries. We are a comprehensive smart parking solutions and equipment structural parts provider and conduct all our operations through our operating subsidiaries in China. The operating subsidiaries provide customized parking solutions to optimize efficiency in limited parking spaces, covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance. To cater the customers ‘different parking needs, we manufacture and offer various cubic parking garage products by employing various working principles, such as lifting and shifting, convenient lifting, vertical circulation, vertical lifting, plane moving, alley stacking, multi-layer cycle, horizontal cycle, and car lift. Moreover, the operating subsidiaries offer design, repair, and maintenance services to ensure the continued functionality of our parking solutions.

About Hangzhou Qianhui Electric Technology Co., Ltd.

Hangzhou Qianhui Electric Technology Co., Ltd. was established on August 5, 2024, and is located in Yuhang District, Hangzhou City, Zhejiang Province. The company is dedicated to providing comprehensive technical services, focusing on new energy technology research and development, electric charging pile sales and operations, Internet of Things (IoT) technology research and development, as well as equipment sales and advertising design and publishing. Hangzhou Qianhui Electric Technology boasts a professional R&D team, continuously driving technological innovation and service optimization.

For further information about Huachen AI Parking Management Technology Holding Co., Ltd, please contact:

Company Info:

Huachen AI Parking Management Technology Holding Co., Ltd

Alan Li

ir@huachenai.com

Mobile: +852-95791074